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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                                               Commission File Number: 000-25549
                                               CUSIP No. 4586R5 20 8


                           NOTIFICATION OF LATE FILING


                                   (Check One)

                    [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F
                          [X] Form 10-Q [ ] Form N-SAR
                         For Period Ended: June 30, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: N/A

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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION

     Full Name of Registrant:         INTERDENT, INC.
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     Former name if applicable:
                                      --------------------------------------


     Address of Principal
     Executive Office (Street and Number):   222 NO. SEPULVEDA BLVD., SUITE 740
                                             -----------------------------------
     City, State and Zip Code:               EL SEGUNDO, CALIFORNIA 90245-4340
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PART II - RULES 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

          State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Although audited financials are not required and will not be included in Form 10-Q, the Registrant consults with and obtains the advice of its auditors on a regular basis, including in connection with the preparation of Registrant's quarterly financial statements. As previously disclosed on Form 8-K filed on June 18, 2001, the Registrant recently appointed Ernst & Young LLP as its new accountants. Due to the timing of this change in accountants, Ernst & Young LLP has had insufficient time to complete their quarter-end review and discuss the results with the Registrant. In addition, Ernst & Young LLP is advising the Registrant with respect to certain expense recognition policies and requires additional time to complete their review of these policies. The results of such discussions and consultation with the auditors will affect the Registrant's presentation of information in its Form 10-Q for the period ended June 30, 2001. Accordingly, the Registrant is unable to file its Form 10-Q for the period ended June 30, 2001 within the prescribed time without unreasonable effort and expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     NORMAN R. HUFFAKER               (310)                       765-2400
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     (Name)                        (Area Code)                (Telephone Number)


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(2)  Have all other periodic reports required under Section 13 of 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the Registrant's total revenue for the period ended June 30, 2001 will be approximately $76.2 million as compared to total revenue of approximately $71.4 million for the comparable period ended June 30, 2000. However, it is anticipated that the Registrant's net income will be lower and will result in a net loss, for the period ended June 30, 2001, as compared to net income of approximately $2.1 million for the period ended June 30, 2000. The Registrant will not be in position to reasonably quantify the differences in net income (loss) and certain other results of operations for the period ended June 30, 2001 until the completion of the review by, and discussion with, its new auditors, as discussed in Part III above.



                                 INTERDENT, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2001                        /s/ NORMAN R. HUFFAKER
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                                            Norman R. Huffaker
                                            Chief Financial Officer


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